Filed by CH2M HILL Companies, Ltd.

Pursuant to Rule 425 Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: CH2M HILL Companies, Ltd.

Commission File No. 000-27261

This filing relates to the proposed merger of CH2M HILL Companies, Ltd., a Delaware corporation (“CH2M”) with and into Basketball Merger Sub Inc. (“Merger Sub”), a Delaware corporation and a wholly-owned subsidiary of Jacobs Engineering Group, Inc., a Delaware corporation (“Jacobs”), pursuant to the terms of that certain Agreement and Plan of Merger, dated as of August 1, 2017, by and among CH2M, Merger Sub and Jacobs.

Dear colleague,

We held a stockholder update call to discuss CH2M’s excellent second-quarter 2017 results, and I want to congratulate all of you for the outstanding performance we reported last week! If you weren’t able to join us for the call, I encourage you to listen to the replay available at ir.ch2m.com.

Our second quarter results show considerable improvement in how we run our business, win and deliver work. In fact, we doubled contracted revenue from new wins and increased contracted gross margin from new wins by 43 percent from a year ago.

Knowing that integration planning with Jacobs is top-of-mind for many of you, the only new information to share is that both companies have reported solid financial performance from the previous quarter. I recommend listening to Jacobs’ Aug. 8 earnings call, especially the questions from investment analysts who follow our industry.

At this stage, regulatory reviews for our proposed business combination are under way, and they impose restrictions on both companies related to broader communication about the deal. We appreciate your understanding and patience as we work through this process in adherence with legal requirements and the terms of our agreement.

We are just starting the integration planning process, which will require a significant amount of work between now and the anticipated time of the transaction close (which we expect to be by the end of the calendar year, assuming that our stockholders and regulators approve the transaction). Know that the leaders of both companies are engaged in managing the process in a disciplined fashion, just as we manage planning projects for our clients. When we have more information, we will share it on the Virtual Office.

In the meantime, here’s what you can do:

•                  Continue to serve our clients with distinction, with the thought leadership, service and delivery excellence they expect. Remember that while the news of the business combination is an important milestone within our company, the rest of the world still counts on us to deliver our project commitments without distraction.

•                  Keep CH2M on the course of improvement. You’ve worked hard to get us here, and this is one of the best ways we can make the most of our future.

•                  Use the information resources we’ve made available, and ask questions:

•                  Documents and reference materials are posted on the right-hand side of this VO page, including Employee FAQs, Communication Playbook, Client Messaging Toolkit, news, presentations and key messages by audience.

•                  Learn more about Jacobs and our prospects together at the Jacobs + CH2M microsite.

•                  Send questions not covered by these resources to OurFuture@ch2m.com, and submit client questions to ClientQs@ch2m.com.

•                  Stay safe by remaining focused, positive and mindful of the job at hand, your colleagues and your family who depend on you to bring your best to work and return home safely each day.

You have my commitment — and that of the team at Jacobs — that we’ll communicate more information, as soon as we can, in the coming weeks. Above all, attracting and retaining people who form the heart of our business matters as we build a bright future together!

Be well,

Jacque

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Additional Information and Where You Can Find It

Jacobs will file a Registration Statement on Form S-4 that will include a proxy statement of CH2M that also constitutes a prospectus of Jacobs and other documents concerning the proposed transaction with the SEC. The definitive proxy statement/prospectus will be delivered to stockholders of CH2M.  INVESTORS ARE URGED TO READ THE DEFINITIVE PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Security holders may obtain a free copy of the definitive proxy statement/prospectus (when it is available) and other documents filed by CH2M and Jacobs with the SEC at the SEC’s website at www.sec.gov. The definitive proxy statement/prospectus and other documents may also be obtained for free by going to CH2M’S Investor Relations page on its corporate website at http://ir.ch2m.com or by contacting CH2M Investor Relations by telephone at (720) 286-2000 or by mail at 9191 South Jamaica Street, Englewood, Colorado 80112 or by contacting Jacobs Investor Relations by e-mail at investor.relations@jacobs.com, by telephone at (626) 578-3500 or by mail at 1999 Bryan Street, Suite 1200, Dallas, TX, 75201.

Participants in the Solicitation

CH2M, Jacobs, certain of their respective directors, executive officers, members of management and employees may, under the rules of the SEC, be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information regarding the persons who may, under the rules of the SEC, be deemed “participants” in the solicitation of proxies in connection with the proposed transaction, and a description of their direct and indirect interests in the proposed transaction, which may differ from the interests of CH2M stockholders or Jacobs stockholders generally, will be set forth in the definitive proxy statement/prospectus when it is filed with the SEC. Information regarding CH2M’s directors and executive officers and their beneficial ownership of CH2M common stock is also set forth in CH2M’s annual proxy statement on Schedule 14A filed with the SEC on April 24, 2017, and is supplemented by other public filings made, and to be made, with the SEC by CH2M. This document is available free of charge at the SEC’s website at www.sec.gov or by going to CH2M’S Investor Relations page on its corporate website at http://ir.ch2m.com. Information concerning Jacobs’ directors and executive officers and their beneficial ownership of Jacobs common stock is set forth in Jacobs’ annual proxy statement on Schedule 14A filed with the SEC on December 9, 2016. This document is available free of charge at the SEC’s website at www.sec.gov or by going to Jacobs’ Investor Relations page on its corporate website at http://invest.jacobs.com/investors.

Forward-Looking Statements

This communication contains forward-looking statements that are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements include statements regarding our future financial performance, results of operations; benefits of the transaction to stockholders and employees; potential synergies and cost savings resulting from the transaction; the ability of the combined companies to drive growth; other statements regarding the proposed transaction and any other statements that are other than statements of historical fact. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expects,” “intends,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “projects,” “potential,” “continue,” and other similar terminology or the negative of these terms, but their absence does not mean that a particular statement is not forward-looking. Such forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties that may cause actual results to differ materially from those anticipated by the forward-looking statements. These statements are not guarantees of future performance, involve risks, uncertainties and assumptions that are difficult to predict, and are based upon assumptions as to future events that may not prove accurate. For example, if CH2M does not receive the required stockholder approval or the parties fail to satisfy other conditions to closing, the transaction may not be consummated. In any forward-looking statement in which CH2M or Jacobs expresses an expectation or belief as to future results, such expectation or belief is expressed in good faith and believed to have a reasonable basis, but there can be no assurance that the statement or expectation or belief will result or be achieved or accomplished. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: failure of the CH2M stockholders to approve the proposed transaction; the challenges and costs of closing, integrating, restructuring and achieving anticipated synergies; the ability to retain key employees; and other economic, business, competitive, and/or regulatory factors affecting the businesses of CH2M and Jacobs generally, including those set forth in the filings of CH2M and Jacobs with the SEC, especially in the “Risk Factors” section of CH2M’s Annual Report on Form 10-K for the year ended December 30, 2016 filed with the SEC on March 7, 2017, the “Risk Factors” section of Jacobs’ Annual Report on Form 10-K for the year ended September 30, 2016 filed with the SEC on November 22, 2016, and Jacobs’ Quarterly Reports on Form 10-Q for the quarterly periods ended December 30, 2016 and March 31, 2017, filed with the SEC on February 8, 2017 and May 9, 2017, respectively, and in CH2M’s and Jacobs’ other periodic reports and filings with the SEC. CH2M cautions investors not to place undue reliance on the forward-looking statements contained herein. All forward-looking statements are based on information currently available to CH2M on the date hereof, and CH2M undertakes no obligation to revise or update these forward-looking statements to reflect events or circumstances after the date of this presentation, except as required by law.